EXHIBIT 99.1

Yamana Gold Expands Its Footprint in the Abitibi Region With Friendly Acquisition of Monarch

TORONTO, Nov. 02, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce that it has entered into a definitive agreement (the “Agreement”) with Monarch Gold Corporation (“Monarch”) whereby Yamana will acquire the Wasamac property and the Camflo property and mill (the “Acquisition Properties”) through the acquisition of all of the outstanding shares of Monarch not owned by Yamana under a plan of arrangement for consideration, including cash and shares, of approximately C$152 million. In connection with the plan of arrangement, Monarch will complete a spin-out (the “Spin-Out”) to its shareholders, through a newly-formed company (“SpinCo”) of its other mineral properties and certain other assets and liabilities of Monarch (collectively, the “Transaction”).

Highlights of the Transaction

  Adds the Wasamac project to Yamana’s Canadian exploration portfolio
    Monarch’s principal asset is the Wasamac gold underground project, located 15 kilometres west of Rouyn-Noranda in the Abitibi region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and 100 kilometres from the Company’s 50%-owned Canadian Malartic mine.
    Wasamac consists of five well developed ore shoots within a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods.
    The project has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 grams per tonne.(1) Mineral resources and proven and probable mineral reserves are supported by a Feasibility Study(1) previously completed by Monarch Gold in 2018 (the “Wasamac Feasibility Study”), and Yamana completed independent geological modelling, mineral resources and mineral reserves validations, among other extensive work, as part of its due diligence reviews to ensure greater levels of accuracy. There remains excellent potential for significant future exploration success and mineral resource conversion, with the deposit remaining open at depth and along strike.
    As part of its due diligence on the property, the Company conducted several site visits in full compliance with provincial protocols for the prevention of COVID-19.
    The currently defined deposit is situated at shallow depths in comparison to other Abitibi mines. Current known mineralization reaches a depth of approximately 800 metres, which offers the opportunity for ramp access at low relative up-front development costs over a relatively short development time frame.
    Wasamac fits well into the exploration and development strategy of the Company, which aims to develop properties in mining friendly jurisdictions with mineral inventories of over 1.5 million ounces that can support production levels of over 150,000 ounces per year that can be built with internal cash flows.
    The Company plans to build on the ongoing permitting and social licensing effort carried out by Monarch, applying Yamana’s strong ESG framework and best practices, and leveraging the Company’s extensive experience in permitting and proven track record of building strong, respectful, and mutually beneficial relationships with the communities and governments wherever it operates.
  Geology and mineralization well-suited to Yamana’s expertise
    The geological characteristics of the Wasamac ore body suggest it holds the potential to be an underground mine achieving the same scale, grade, production, and costs as Yamana’s successful Jacobina mine in Brazil, and it possesses many parallels to the Company’s 50%-owned Canadian Malartic Underground Project located in the same Abitibi region in Quebec.
    The Company will target increasing the inventory and perform optimizations to further enhance the project’s value, advance engineering, and de-risk execution, leveraging Yamana’s technical expertise and adhering to the Company’s disciplined capital approach.
    Building off the work completed to date, Yamana plans to commence an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac and its development alternatives.
    The Company will provide an update on its plans for the Wasamac project by the third quarter of 2021.

  Other Assets

    The Camflo property, located 15 kilometres northwest of Val-d’Or, includes the old Camflo mine, which closed in 1992, and a permitted mill. The property has not been explored since the mid-1980s and Yamana believes it has good exploration upside. Monarch has digitized historical exploration data, which Yamana intends to review, after which it will make a determination whether to commence an exploratory drill program.
  Total Consideration Paid
    Under the terms of the Transaction, Monarch shareholders will receive C$0.63 per Monarch share (the “Total Consideration”), comprised of: 0.0376 of a Yamana share (valued at C$0.288 based on the volume weighted average price of Yamana shares on the TSX for the 20-day period ending on October 30, 2020); C$0.192 in cash; and 0.2 of a share (valued at C$0.15 per Monarch share) of SpinCo, a newly-created exploration company that will hold Monarch’s remaining pipeline of development and exploration projects.
    The total Yamana consideration (the “Yamana Consideration”) is valued at approximately C$152 million and comprised of 0.0376 of a Yamana share and C$0.192 in cash per Monarch share. This represents a value paid of approximately $71(2) per ounce of mineral reserves or $44(2) per ounce of mineral resources as defined in Wasamac’s mineral reserve statement for the Wasamac Feasibility Study.(1)(3)
    The transaction is accretive to Yamana on all longer-term metrics and is being achieved at an attractive multiple to NAV and is particularly compelling when considering the stage of the development of the project and its location.

Strategic Rationale

The acquisition provides Yamana with a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion. The acquisition adds to the Company’s footprint in the Abitibi region, which is consistent with Yamana’s strategy to build on its existing presence in established mining jurisdictions where it has deep technical, geological, and operational expertise. In addition, the acquisition of the Wasamac and Camflo properties adds to Yamana’s pipeline of organic opportunities, significantly enhancing the Company’s future growth prospects. The Company has considerable experience in large bulk tonnage underground mines, experience which will support the development of Wasamac. Furthermore, the acquisition aligns with the Company’s strategy for a balanced approach to capital allocation, as discussed further in the section that follows.

A Balanced Capital Allocation Strategy that Includes Measured Growth

Yamana balances two capital allocation priorities in addition to paying, maintaining and increasing dividends, which are balance sheet management and pursuing and funding growth. In the context of growth, the Company pursues growth that is measured and consistent with the Company’s size, scale and financial resources. Opportunities for growth should meet the Company's minimum requirements that they should be funded through internal mineral resources, meet minimum return levels that well exceed cost of capital, and be of a specific size. In terms of size, opportunities should have mineral reserves and mineral resources of at least 1.5 million ounces, which the Company considers large enough to support a mine plan with annual gold production of approximately 150,000 ounces for at least eight years. The Company does not categorize opportunities based on their size alone nor tier assets into various categories. The objective is to deliver robust returns, significant cash flows, and accelerated payback. While the Company has a large portfolio of prospective and advancing exploration and development opportunities that will provide it with measured growth, as an extension of the strategy, the Company will consider the acquisition of earlier stage exploration and development opportunities, particularly where the Company can provide added value either through its regional presence, expertise or both. The Company’s due diligence on Wasamac suggests this transaction meets these criteria.

Transaction Terms

Under the terms of the Transaction, Monarch shareholders will receive C$0.63 per Monarch share (the “Total Consideration”), comprised of: 0.0376 of a Yamana share (valued at C$0.288 based on the volume weighted average price of Yamana shares on the TSX for the 20-day period ending on October 30, 2020); C$0.192 in cash; and 0.2 of a share (valued at C$0.15 per Monarch share) of SpinCo. Yamana Consideration, including cash and shares, is valued at approximately C$152 million based on the acquisition of all outstanding shares of Monarch not already owned by Yamana. This represents a value paid of approximately $71(2) per ounce of mineral reserves or $44(2) per ounce of mineral resources as defined in Wasamac’s mineral reserve statement for its 2018 Feasibility Study.(1) (3)

The Transaction has been approved by the Boards of Directors of Yamana and Monarch and will require, among other things, the approval of at least 66 2/3% of the votes cast by Monarch shareholders at a special meeting of shareholders. Monarch’s Board of Directors recommends that Monarch shareholders vote in favour of the Transaction. All of the directors and officers of Monarch have entered into support agreements with Yamana pursuant to which they have agreed, among other things, to vote their Monarch shares in favour of the Transaction. Certain larger shareholders of Monarch have also entered into support agreements and together with shares already owned or held by Yamana, approximately 28% of Monarch’s issued and outstanding shares would be voted in support of the Transaction. In addition to Monarch shareholder approval, the Transaction is subject to applicable regulatory, court, and stock exchange approvals and certain other closing conditions customary for transactions of this nature. No approval of Yamana shareholders is required in connection with the Transaction. The companies are working towards closing the Transaction during 2020 and not later than early January 2021.

Anticipated Benefits to Monarch Shareholders

  Realize immediate value through the Total Consideration premium to Monarch’s current share price.
  Continue to participate in the value created from advancing the exploration and development of the Acquisition Properties supported by Yamana’s financial capability, operational, and technical experience as well as its familiarity with the advancement of the Wasamac project.
  Benefit from exposure to Yamana’s diversified portfolio of producing mines with more than one million ounces of gold equivalent production per year, a strong balance sheet, strong and increasing free cash flow generation and dividends, and an enhanced market profile and liquidity.
  Ownership in SpinCo, a newly-created exploration company holding Monarch’s remaining pipeline of development and exploration projects, including the Beaufor mine, the Croinor property, the McKenzie Break property, the Swanson property, and the Beacon mill.
  It is expected that Monarch’s senior executive team will continue in the same roles at SpinCo, and that SpinCo will have C$14 million in cash to support its work programs and for general corporate purposes. SpinCo represents an excellent opportunity for investors to participate in a well-capitalized company with earlier stage exploration assets managed by an experienced team of executives and board of directors.

Mineral Reserve Statement, Wasamac deposit

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	1,028	2.66	88	20,427	2.56	1,679	21,455	2.56	1,767

Mineral Resource Statement, Wasamac deposit

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	3,990	2.52	323	25,870	2.72	2,265	29,860	2.70	2,588

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	4,160	2.20	294

All of the assumptions including names of qualified persons responsible for the mineral reserve and mineral resource estimates above are available in the Monarch Gold’s press release dated December 3, 2018.

Counsel and Advisors
Yamana has engaged Cassels Brock & Blackwell LLP as its legal advisors and Canaccord Genuity Corp. acted as its financial advisor.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P.Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the timing and outcome of the Transaction, including required regulatory, court and stock exchange approvals, the anticipated benefits of the Transaction to the parties and their respective securityholders, anticipated strategic and growth opportunities and the anticipated timing of completion of the Transaction. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and securityholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction, other expectations and assumptions concerning the Transaction changing; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  Please see the Monarch Gold press release dated December 3, 2018, to view the Wasamac Feasibility Study results.
  Assumes a US dollar to Canadian dollar exchange rate of US$0.75 to C$1.00.
  Mineral reserves of 1.8 million ounces, measured and indicated mineral resources of 2.6 million ounces, and inferred mineral resources of 300,000 ounces used in this calculation are based on the Wasamac Gold Project Feasibility study and are net of Yamana’s existing Monarch interest in Wasamac.